UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NUTRASTAR INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

67060M 107
(CUSIP Number)

Richard E. Fearon, Jr.
Accretive Capital Management, LLC
16 Wall Street, 2nd Floor
Madison, Connecticut 06443
(203) 482-5805
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2015
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67060M 107

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Accretive Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF	7.	SOLE VOTING POWER
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	2,508,873 shares of Common Stock (1)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	2,508,873 shares of Common Stock (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,508,873 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.76%(1)(2)

14.	TYPE OF REPORTING PERSON
CO

(1)

Includes (a) 2,031,373 shares of the common stock, par value $0.001 per share (the “Common Stock”) of Nutrastar International Inc. (the “Company”) held directly by Accretive Capital Partners, LLC (“Accretive Capital Partners”), of which Accretive Capital Management, LLC (“Accretive Capital Management”) is the manager and Richard E. Fearon Jr. (“Mr. Fearon”) is the managing partner of Accretive Capital Management and (b) 477,500 shares of Common Stock that Accretive Capital Partners may acquire upon the conversion of 47,750 shares of Series A Preferred Stock, par value $0.001 per share of the Company (the “Series A Preferred Stock”) at any time, on a one-for-ten basis, at the option of Accretive Capital Partners. However, the conversion of Series A Preferred Stock is subject to Section 4(f) of the Certificate of Designation setting forth the designation and rights of the Series A Preferred Stock, under which, the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Accretive Capital Partners cannot be more than 9.99%.

(2)	All percentages set forth in this Schedule 13D/A are based upon 17,753,804 shares of Common Stock outstanding as of the date of this Schedule 13D/A.

CUSIP No.	67060M 107

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Accretive Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF	7.	SOLE VOTING POWER
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	2,508,873 shares of Common Stock (1)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	2,508,873 shares of Common Stock (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,508,873 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.76%(1)(2)

14.	TYPE OF REPORTING PERSON
CO

(1)

Includes (a) 2,031,373 shares of the Common Stock of the Company held directly by Accretive Capital Partners, of which Accretive Capital Management is the manager and Mr. Fearon is the managing partner of Accretive Capital Management and (b) 477,500 shares of Common Stock that Accretive Capital Partners may acquire upon the conversion of 47,750 shares of Series A Preferred Stock at any time, on a one-for-ten basis, at the option of Accretive Capital Partners. However, the conversion of Series A Preferred Stock is subject to Section 4(f) of the Certificate of Designation setting forth the designation and rights of the Series A Preferred Stock, under which, the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Accretive Capital Partners cannot be more than 9.99%.

(2)	All percentages set forth in this Schedule 13D/A are based upon 17,753,804 shares of Common Stock outstanding as of the date of this Schedule 13D/A.

CUSIP No.	67060M 107

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard E. Fearon, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF	7.	SOLE VOTING POWER	2,636,791 shares of Common Stock (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	2,636,791 shares of Common Stock (1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,636,791 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.46%(1)(2)

14.	TYPE OF REPORTING PERSON
IN

(1)

Includes (a) 127,918 shares of Common Stock held directly by Mr. Fearon, among which, 20,000 shares are restricted shares granted pursuant to the Company’s 2009 Equity Incentive Plan, as amended, and vest in equal installments on a semi-annual basis over an one-year period beginning on February 15, 2016; (b) 2,031,373 shares of the Common Stock of the Company held directly by Accretive Capital Partners, of which Accretive Capital Management is the manager and Mr. Fearon is the managing partner of Accretive Capital Management and (b) 477,500 shares of Common Stock that Accretive Capital Partners may acquire upon the conversion of 47,750 shares of Series A Preferred Stock at any time, on a one-for-ten basis, at the option of Accretive Capital Partners. However, the conversion of Series A Preferred Stock is subject to Section 4(f) of the Certificate of Designation setting forth the designation and rights of the Series A Preferred Stock, under which, the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Accretive Capital Partners cannot be more than 9.99%.

(2)	All percentages set forth in this Schedule 13D/A are based upon 17,753,804 shares of Common Stock outstanding as of the date of this Schedule 13D/A.

Item 1.   Security and Issuer.

This Amendment No. 5 to Schedule 13D (“Amendment No. 4”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock’) of Nutrastar International Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 4/F Yushan Plaza, 51 Yushan Road, Nangang District, Harbin 150090, People’s Republic of China.

This Amendment No. 5 is being filed jointly by Accretive Capital Partners, Accretive Capital Management and Mr. Fearon (collectively, the "Reporting Persons") to amend and supplement the Items set forth below of the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on December 6, 2012, as amended on July 9, 2013, January 2, 2014, June 23, 2014, and July 16, 2015 (collectively, "Schedule 13D"). Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by the following:

Funds used for the acquisition of 18,718 shares of Common Stock is pursuant to a Note and Common Stock Purchase Agreement (the “Agreement”) dated November 16, 2015, between Mr. Fearon and the Company where the Company borrowed $5,000 from Mr. Fearon. Under the terms of the Agreement, the Note bears interest at 12% per annum payable at maturity on March 16, 2016 and, in further consideration for the loan, a grant of 18,718 shares of restricted common stock were issued to Mr. Fearon. For more information about the Agreement, please refer to the Company’s Current Report on Form 8-K filed on November 20, 2015.

Funds used for the acquisition of 430,517 shares of Common Stock is pursuant to the Agreement dated November 16, 2015, between Accretive Capital Partners and the Company where the Company borrowed $115,000 from Accretive Capital Partners. Under the terms of the Agreement, the Note bears interest at 12% per annum payable at maturity on March 16, 2016 and, in further consideration for the loan, a grant of 430,517 shares of restricted common stock were issued to Accretive Capital Partners. For more information about the Agreement, please refer to the Company’s Current Report on Form 8-K filed on November 20, 2015.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the securities of the Company that they beneficially own for the investment purposes as they believe that the Common Stock was undervalued and represented an attractive investment.

On January 25, 2012, Accretive Capital Partners acquired 45,000 shares of Series A Preferred Stock from ARC China, Inc., a Shanghai corporation (“ARC China”), through a private transaction. In connection with the share purchase, ARC China assigned its right to cause the Company to appoint or elect one person designated by ARC China to the Company's Board of Directors under certain Securities Purchase Agreement, dated May 27, 2010, by and among the Company and certain investors, to Accretive Capital Partners. Accretive Capital Partners thereafter designated Mr. Fearon as the candidate to be elected to the Company’s Board of Directors. For more information about the Securities Purchase Agreement, please refer to the Company’s Current Report on Form 8-K filed on June 3, 2010.

On November 16, 2015, Accretive Capital Partners acquired 430,517 shares of Common Stock in connection with the Agreement and in further consideration for the loan between the Company and Accretive Capital Partners.

On November 16, 2015, Mr. Fearon acquired 18,718 shares of Common Stock in connection with the Agreement and in further consideration for the loan between the Company and Mr. Fearon.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Subject to applicable legal requirements, the Reporting Persons may purchase additional securities or dispose of all or a portion of their securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company and general economic, money market and stock market conditions.

While the Reporting Persons hold their stake for investment purposes, the Reporting Persons or its representatives may continue to conduct discussions from time to time with management and the board of directors of the Company, and may conduct discussions with other stockholders of the Company, prospective acquirers of the Company, or other relevant parties, in each case, relating to matters that may include the strategic plans, strategy, assets, business, financial condition, operations, and capital structure of the Company.

In addition to the foregoing, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Company, prospective acquirers of the Company, and other relevant parties or take other actions through their representatives concerning any extraordinary corporate transaction (including but not limited to a merger or acquisition) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Company. The Reporting Persons expect to conduct discussions with other stockholders, potential acquirers of the Company, and other relevant parties regarding financial or strategic acquisitions of or joint ventures with the Company or other similar arrangements. There is no assurance that these discussions would lead to a definitive transaction.

The Reporting Persons may also engage the Company, other stockholders of the Company, prospective acquirers of the Company, or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, the Reporting Persons do not have any present plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b) As of the date of this Amendment No. 5, Accretive Capital Partners beneficially owns 2,508,873 shares of the Common Stock, including 477,500 shares of Common Stock issuable upon conversion of 47,750 shares of Series A Preferred Stock at any time, at the option of Accretive Capital Partners, on a 1-for-10 basis, representing approximately 13.76% of the outstanding shares of the Common Stock of the Company. However, the conversion of Series A Preferred Stock is subject to Section 4(f) of the Certificate of Designation setting forth the designation and rights of the Series A Preferred Stock, under which, the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of Series A Preferred Stock held by Accretive Capital Partners cannot be more than 9.99% . By virtue of his direct and indirect control of Accretive Capital Management and Accretive Capital Partners, Mr. Fearon is deemed to have sole voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Accretive Capital Partners, as to which Accretive Capital Management and Accretive Capital Partners are deemed to have shared voting and dispositive powers.

In addition, Mr. Fearon individually owns 127,918 shares of Common Stock representing 0.70% of the outstanding shares of the Company, as to which he has sole voting and dispositive powers.

(c)      Except as described above in Item 4 of this Amendment, the Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d)      None.

(e)      Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015

Accretive Capital Partners, LLC
Accretive Capital Management, LLC

Signature	/s/ Richard E. Fearon, Jr.
Richard E. Fearon, Jr., as the managing partner of
Accretive Capital Management, the manager of Accretive
Capital Partners

Richard E. Fearon, Jr.

Signature	/s/ Richard E. Fearon, Jr.